SONAECOM FIRST QUARTER 2006 RESULTS JANUARY - MARCH

Table of Contents

1.	Message from Paulo Azevedo, CEO of Sonaecom	2
2.	Quarterly Highlights	3
3.	Consolidated Results	4
	3.1. Consolidated Income Statement	4
	3.2. Consolidated Balance Sheet	6
4.	Optimus	8
	4.1. Operational Data	8
	4.2. Financial Data	10
5.	Sonaecom Fixed	11
	5.1. Operational Data	11
	5.2. Financial Data	12
6.	Público	13
	6.1. Operational Data	13
	6.2. Financial Data	14
7.	Software and Systems Integration	15
	7.1. Operational Data	15
	7.2. Financial Data	15
8.	Other Issues	16
	8.1. Regulatory Developments	16
	8.2. Corporate Development	16
9.	Looking Forward	17
10.	Additional Information	17

Note:

These consolidated financial statements are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IAS/IFRS”) issued by the International Accounting Standards Board (“IASB”).

SONAECOM FIRST QUARTER RESULTS 2006/JANUARY - MARCH (unaudited)

1.	Message from Paulo Azevedo, CEO of Sonaecom

Overall, our first quarter consolidated results are better than expected due to the continued benefit of our growth oriented investment strategy. The quarter saw positive operational developments at both Optimus and Sonaecom Fixed in terms of the underlying customer base, customer revenues and leading indicators. Optimus saw continued growth in its new services, in particular, Optimus Home and Kanguru, while Sonaecom Fixed saw a significant increase in its direct access business, which now accounts for approximately 50% of total services and approximately 57% of Customer Revenues, compared to 4% and 27% respectively in 1Q05. The transformation of Sonaecom Fixed to a direct access business model is now well under way, growing 64% quarter on quarter and currently capturing over 75% of the ULL market growth.

The increase in Customer Revenues at Optimus and Sonaecom Fixed and the latter’s higher Wholesale Revenues, partially mitigated the expected combined negative impacts of: lower operator revenues at Optimus resulting from the programmed decrease in Mobile Termination Rates (MTRs); higher Network Costs, explained by the 3G/HSDPA deployment; higher servicing costs associated with the ULL double play activation process; and higher Marketing & Sales costs in both our telecoms businesses.

During the quarter, we continued the commercial pilot test for our Triple Play offering and invested significant time and effort in developing the IPTV product and commercial strategy with the aim of a full commercial launch during 2H06.

We further extended our strategy of telecoms integration in the pursuit of operating efficiencies and cost synergies during 1Q06, having completed the full integration of both Optimus and Sonaecom Fixed technical teams. As a result, both teams are now being managed under a unified organisational team structure. In addition, in January we successfully completed a Request for Proposal process for the supply of 3G and 3.5G network elements, as a result of which, we will achieve significant CAPEX savings of up to 100 million euros in the next 2 years, against our original expectations.

As regards our bid to acquire control of Portugal Telecom SGPS SA (PT), we are currently waiting for the pronouncement by the Competition Authority, which in principle, is expected by July. In the meantime, we continue to promote our offer which we believe offers a full and fair price to PT shareholders, implying an adjusted EV/EBITDA (2005) of 7.5x, a significant premium to comparable incumbent transactions. It also addresses the objectives of all interested parties and which, if successful, will create value for Sonaecom shareholders.

PT’s response to our bid merely promised an increased pay-out to shareholders over three years, based on management’s expectations of higher EBITDA growth and cash flow generation that we believe will be difficult to achieve under the ‘new reality’ for the Portuguese telecoms market, with increased market competition, driven by the Government’s determination to implement the separation of the cable network. We reiterate our stated position and strategy regarding our offer for PT, which we believe represents superior value to PT shareholders compared to the value the business ‘as is’ can offer.

SONAECOM FIRST QUARTER RESULTS 2006/JANUARY - MARCH (unaudited)

2.	Quarterly Highlights

During 1Q06, Sonaecom continued to achieve solid growth in its telecoms businesses, as a result of investment focused on direct voice and broadband internet services, Fixed-Mobile convergent products and 3G services.

Operational Highlights

OPERATING KPI's	1Q05	1Q06	y.o.y	4Q05	q.o.q
Optimus
Customers (EOP) ('000)	2,135.7	2,383.4	11.6%	2,353.2	1.3%
Net Additions ('000)	6.9	30.2	335.4%	82.7	-63.5%
Data as % Service Revenues	9.9%	13.4%	3.5pp	13.4%	-0.1pp
MOU(1) (min.)	108.7	113.7	4.6%	120.9	-6.0%
Sonaecom Fixed
Total Services	268,840	309,735	15.2%	271,463	14%
Direct	11,343	154,262	1260.0%	93,861	64%
Direct access as % Customer Revenues	27.3%	56.9%	29.6pp	46.1%	10.9pp
Sonaecom
Employees	2,261.0	2,165.0	-4.2%	2,196.0	-1.4%
(1) Minutes of Use per Customer (Home is included since 4Q05)

▪	Optimus’ Customers increased by 11.6% to 2.4 million in 1Q06, compared to 2.1 million at the end of 1Q05.
▪	Optimus’ Data Revenues represented 13.4% of Service Revenues in the quarter, up from 9.9% in 1Q05.
▪
Sonaecom Fixed direct access services increased by 143 thousand to 154 thousand at the end of 1Q06, from 11.3 thousand, at the end of 1Q05. When compared to 4Q05, direct access services increased by 64%.

▪	Sonaecom Fixed Direct Access Revenues represented 57% of Customer Revenues in 1Q06, an increase of 29.6pp when compared to the same contribution in 1Q05.
▪	Sonaecom total employees decreased 4.2% compared to 1Q05, consistent with its telecoms’ integration efforts.

Consolidated Financial Highlights

				Million euros
CONSOLIDATED FINANCIAL KPI's	1Q05	1Q06	y.o.y	4Q05	q.o.q
Turnover	196.9	196.9	0.0%	216.0	-8.8%
EBITDA	44.0	39.0	-11.3%	31.7	23.2%
EBITDA Margin (%)	22.4%	19.8%	-2.5pp	14.7%	5.2pp
EBIT	12.3	6.5	-47.0%	-2.5	-
EBT	9.6	3.0	-68.7%	-6.1	-
Net Results - Group Share(1)	4.6	0.1	-96.8%	-5.2	-
CAPEX	41.4	36.1	-12.9%	47.3	-23.8%
EBOTDA - CAPEX	2.6	3.0	14.2%	-15.7	-
FCF(2)	-17.8	-19.5	-9.6%	10.6	-
(1) Net Results after Minority Interests; (2) FCF Levered after Financial Expenses but before Capital Flows and Raising Finance related up-front Costs.

▪	Turnover reached 196.9 million euros, similar to 1Q05 level, notwithstanding the significant impact of Mobile Termination Rates (MTR).
▪	Consolidated Customer Revenues increased by 4.4% to 132.9 million euros in 1Q06, compared to 1Q05 driven by a 4.8% increase at Optimus and a 13.5% increase at Sonaecom Fixed.
▪	EBITDA-CAPEX increased by 14% to 3 million euros compared to 1Q05.

SONAECOM FIRST QUARTER RESULTS 2006/JANUARY - MARCH (unaudited)

3.	Consolidated Results

3.1.	Consolidated Income Statement

				Million euros
CONSOLIDATED INCOME STATEMENT	1Q05	1Q06	y.o.y	4Q05	q.o.q
Turnover	196.9	196.9	0.0%	216.0	-8.8%
Optimus	146.8	141.2	-3.8%	161.4	-12.5%
Sonaecom Fixed	36.6	44.5	21.5%	41.4	7.6%
Público	10.0	8.7	-12.5%	10.9	-19.7%
SSI	20.0	22.1	10.4%	21.4	3.3%
Other & Eliminations	-16.5	-19.7	-18.9%	-19.0	-3.5%
Other Revenues	1.3	1.3	-2.0%	1.3	-1.6%
Operating Costs	152.4	157.3	3.2%	183.4	-14.2%
COGS	17.7	16.0	-9.6%	36.6	-56.3%
Network Costs(1)	62.7	63.7	1.6%	64.5	-1.1%
Personnel Costs	26.4	27.0	2.5%	24.9	8.7%
Marketing & Sales	18.4	19.7	7.2%	26.9	-26.9%
Outsourcing Services(2)	13.4	16.7	24.7%	16.4	1.5%
General & Administrative Expenses	11.1	11.6	4.3%	12.2	-5.2%
Other Operating Costs	2.9	2.6	-9.3%	1.9	36.0%
Provisions and Impairment Losses	1.7	1.9	9.4%	2.3	-17.8%
EBITDA	44.0	39.0	-11.3%	31.7	23.2%
EBITDA Margin (%)	22.4%	19.8%	-2.5pp	14.7%	5.2pp
Optimus	43.5	44.4	2.0%	36.5	21.7%
Sonaecom Fixed	-1.3	-4.5	-253.4%	-6.3	28.9%
Público	-0.4	-1.9	-343.2%	0.2	-
SSI	3.0	1.9	-35.6%	2.0	-4.1
Other & Eliminations	-0.7	-0.8	-11.7	-0.6	-33.7%
Depreciation & Amortization	31.7	32.5	2.6%	34.2	-4.9%
EBIT	12.3	6.5	-47.0%	-2.5	-
Net Financial Results	-2.8	-3.5	-27.9%	-3.6	1.8%
Financial Income	1.2	1.9	54.4%	1.3	43.8%
Financial Expenses	4.0	5.4	36.0%	4.9	10.3%
EBT	9.6	3.0	-68.7%	-6.1	-
Taxes	0.4	-2.2	-	0.8	-
Net Results	9.1	5.2	-43.0%	-6.9	-
Group Share	4.6	0.1	-96.8%	-5.2	-
Attributable to Minority Interests	4.5	5.1	12.8%	-1.7	-
(1) Network Costs = Interconnection plus Leased Lines plus Other Network Operating Costs; (2) Outsourcing Services = Customer Services, Consultants and Subcontracts.

Turnover
Consolidated Turnover reached 196.9 million euros in 1Q06, similar to 1Q05, notwithstanding the significant negative effect of the declining MTR’s and the continuing fall of incoming fixed traffic. The main contributions for this positive performance were: (i) Optimus Customer Revenues increasing by 4.8%, as the result of its significant commercial activity focused on innovation and growth initiatives; (ii) Sonaecom Fixed generating 21.5% higher Turnover, driven by a strong growth in Operator Revenues of 30.6% and in Customer Revenues of 13.5%, the latter underpinned by the performance of the ULL direct access business; and (iii) Software and Systems Integration (SSI) Turnover increasing 10.4%, driven primarily by Equipment Sales that were up 77.6% in 1Q06 when compared to 1Q05.

Operating Costs
Total Operating Costs increased 3.2% to 157.3 million euros in 1Q06 compared to 1Q05, and represented 79.8% of Turnover in comparison to 77.4% in 1Q05. The main drivers of this increase were: (i) higher Outsourcing Services costs up by 24.7%, due to the significant growth in Sonaecom Fixed ULL Direct Access services requiring more customer activation support services; (ii) higher Marketing & Sales costs up by 7.2% to 19.7 million euros, driven by Sonaecom Fixed aggressive sales of its direct broadband Double Play offers; and (iii) higher Network costs up by 1.6%, driven by the increase in energy and rental costs associated with the extension of the Optimus 3G network and higher number of central offices unbundled. Nevertheless, COGS decreased by 9.6% in 1Q06 when compared to 1Q05, as a result of one-off discounts received, as expected, from Equipment suppliers at Optimus. Interconnection costs fell by 0.9% in 1Q06 compared to 1Q05 as a result of MTR reduction and notwithstanding the Traffic increase in 1Q06 at Optimus and Sonaecom Fixed when compared to 1Q05.

SONAECOM FIRST QUARTER RESULTS 2006/JANUARY - MARCH (unaudited)

Provisions and Impairment Losses were 9.4% higher in 1Q06 compared to 1Q05, due to increased Provisions for Stocks at Optimus.

EBITDA
Consolidated EBITDA totalled 39 million euros in 1Q06, generating a margin of 19.8%, compared to an EBITDA of 44 million euros and a margin of 22.4% in 1Q05. The lower EBITDA result was driven by lower EBITDA contributions from Sonaecom Fixed, Público and SSI: (i) Sonaecom Fixed generated a negative EBITDA of 4.5 million euros compared to a negative EBITDA of 1.3 million euros in 1Q05, reflecting the higher investment in customer acquisition and other ULL related costs; (ii) Público recorded a negative EBITDA of 1.9 million euros, compared to a negative 0.4 million euros in 1Q05, as a result of lower sales in all three of its revenue lines and lower profitability of Associated Products; and (iii) SSI EBITDA decreased 35.6% to 1.9 million euros, compared to 3 million euros in 1Q05, as a result of lower Service Revenues at Enabler.

Optimus contributed positively with an EBITDA that was up by 2% over 1Q05 to 44.4 million euros, despite the programmed reductions in MTRs. This resulted from higher Customer revenues driven by the new products and services launched during 2005, namely Home, Kanguru and Rede 4, and by lower costs with total OPEX down by 3.6% against 1Q05.

Net Profit
Depreciation and Amortization charges increased by 2.6% in 1Q06 from 31.7 million euros in 1Q05 to 32.5 million euros, due to the higher asset base resulting primarily from the extension of Optimus’ 3G network and related assets.

Net Financial Charges increased by 0.7 million euros compared to 1Q05, mainly due to the higher average Gross Debt resulting from the 150 million euros bond issue completed in June 2005, and to the increase in Euribor rates by 25 basis points as at December 2005, with the consequent increase in Financial Expenses by 36% to 5.4 million euros, compared to 4 million euros in 1Q05.

Taxes in 1Q06 showed a benefit of 2.2 million euros, compared to a charge of 0.4 million euros in 1Q05, reflecting a current tax cash charge of 0.4 million euros and movements in deferred tax assets that generated a net benefit of 2.6 million euros.

Due to the lower level of EBITDA, higher Depreciation & Amortization charges and higher Net Financial charges, Net Results before Minorities were positive 5.2 million euros, down from positive 9.1 million euros in 1Q05. Net Results Group Share were positive 0.1 million euros, down from a positive 4.6 million in 1Q05, explained by the lower EBT result and the impact on Minority Interests of the France Telecom Roll-up; since 1 December 2005, Consolidated Results have included 100% of Sonaecom Fixed and 69.2% of Optimus results, compared to 56.7% and 49% of the results before the Roll-up.

SONAECOM FIRST QUARTER RESULTS 2006/JANUARY - MARCH (unaudited)

3.2.	Consolidated Balance Sheet

				Million euros
CONSOLIDATED BALANCE SHEET	1Q05	1Q06	y.o.y	4Q05	q.o.q
Total Assets	1,031.5	1,456.1	42.1%	1,451.8	0.3%
Non Current Assets	772.4	1,016.5	31.6%	1,010.2	0.6%
Tangible and Intangible Assets	656.0	654.3	-0.3%	652.7	0.2%
Goodwill	40.2	285.6	610.4%	285.5	0.0%
Investments	2.9	2.1	-28.6%	1.9	9.4%
Deferred Tax Assets	68.9	68.8	0.0%	66.2	3.9%
Others	4.4	5.7	30.0%	3.9	48.4%
Current Assets	259.2	439.7	69.6%	441.6	-0.4%
Trade Debtors	129.2	136.4	5.6%	143.6	-5.0%
Liquidity	33.8	190.2	463.1%	209.4	-9.2%
Others	96.2	113.1	17.5%	88.6	27.6%
Shareholders' Funds	439.7	692.1	57.4%	686.9	0.7%
Group Share	261.3	571.9	118.9%	571.8	0.0%
Minority Interests	178.4	120.0	-32.7%	115.2	4.3%
Total Liabilities	591.8	764.1	29.1%	764.8	-0.1%
Non Current Liabilities	320.6	485.7	51.5%	480.6	1.1%
Bank Loans	306.2	457.1	49.3%	455.9	0.3%
Other Loans	1.6	0.0	-100.0%	0.0	-
Provisions for Liabilities and Charges	3.7	9.1	147.7%	5.1	78.8%
Others	9.2	19.5	112.5%	19.7	-0.8%
Current Liabilities	271.1	278.4	2.7%	284.2	-2.0%
Bank Loans	0.9	0.4	-57.9%	0.1	562.9%
Trade Creditors	129.7	145.8	12.4%	143.3	1.8%
Others	140.6	132.2	-6.0%	140.9	-6.2%
CAPEX	41.4	36.1	-12.9%	47.3	-23.8%
CAPEX as % of Turnover	21.0%	18.3%	-2.7pp	21.9%	-3.6pp
EBITDA - CAPEX	2.6	3.0	14.2%	-15.7	-
FCF (1)	-17.8	-19.5	-9.6%	10.6	-
Gross Debt	308.6	457.4	48.2%	455.9	0.3%
Net Debt	274.9	267.3	-2.8%	246.5	8.4%
Net Debt/EBITDA last 12 months	1.4x	1.8x	0.4x	1.6x	0.2x
EBITDA/Interest Expenses(2)	16.6x	10.0x	-6.5x	8.9x	1.1x
Debt/(Debt + Shareholders' Funds)	41.2%	39.8%	-1.4pp	39.9%	-0.1pp
(1) FCF Levered after Financial Expenses but before Capital Flows and Raising Finance related up-front Costs; (2) Interest Cover.

CAPEX
Consolidated CAPEX was 36.1 million euros in 1Q06, 12.9% lower than in 1Q05 representing 18.3% of Turnover. The level of CAPEX was consistent with Sonaecom’s stated growth strategy and reflected investment related to the deployment of the wireless UMTS and HSDPA network, and to the roll-out of the wireline Next Generation Network, namely investments related with customer growth in the ULL broadband business.

Of total CAPEX, 40.5% was invested in the deployment of UMTS/HSDPA network, 15.8% was invested in the network to support ULL broadband, 14.1% were related to Information Technology/Information Systems investments and 2.8% were capitalized Triple Play development costs.

SONAECOM FIRST QUARTER RESULTS 2006/JANUARY - MARCH (unaudited)

FCF

				Million euros
LEVERAGED FREE CASH FLOW	1Q05	1Q06	y.o.y	4Q05	q.o.q
EBITDA-CAPEX	2.6	3.0	14.2%	-15.7	-
Change in WC	-19.0	-25.6	-34.5%	28.5	-
Non Cash Items & Other	1.3	5.6	322.1%	0.6	803.5%
Operating Cash Flow	-15.1	-17.0	-12.8%	13.4	-
Financial Results	-2.2	-2.1	0.2%	-2.4	9.3%
Income taxes	-0.6	-0.4	36.3%	-0.4	10.0%
FCF	-17.8	-19.5	-9.6%	10.6	-

Consolidated FCF in 1Q06 was negative 19.5 million euros, compared to a negative 17.8 million in 1Q05. This performance is mainly due to higher investment in working capital, up by 6.6 million euros, due to increased stock levels at Optimus and high levels of payments to trade creditors at both Optimus and Sonaecom Fixed.

Capital Structure
Consolidated Gross Debt at the end of March 2006 stood at 457.4 million euros, up 148.7 million euros from 308.7 million euros at the end of 1Q05, due to the 150 million euros unsecured privately placed bond issue completed in June 2005. Consolidated liquidity increased by 156.4 million to 190.2 million euros, compared to 33.8 million euros at the end of 1Q05, as a result of the net proceeds from the bond issue that have been invested as treasury applications, and due to the FCF performance at Optimus and SSI. Consolidated Net Debt as at 1Q06 amounted to 267.3 million euros, a decrease of 7.6 million euros compared to end of 1Q05, but up 20.8 million euros compared to 4Q05.

At the end of 1Q06 and compared to 4Q05, Leverage or Net Debt to annualised EBITDA deteriorated to 1.8x from 1.6x; Gearing or Debt to Equity remained stable at 40% while Interest Cover improved to 10x, from 8.9x.

Net Debt at Sonaecom SGPS stood at 57.9 million euros at the end of 1Q06, reflecting a total cash position of 169.6 million euros, external debt of 146.3 million euros and treasury applications made by subsidiaries with Sonaecom of 81.2 million euros.

SONAECOM FIRST QUARTER RESULTS 2006/JANUARY - MARCH (unaudited)

4.	Optimus

4.1.	Operational Data

OPTIMUS OPERATIONS KPI's	1Q05	1Q06	y.o.y	4Q05	q.o.q
Customers (EOP) ('000)	2,135.7	2,383.4	11.6%	2,353.2	1.3%
% Pre-paid Customers	84.9%	80.9%	-4pp	81.7%	-0.8pp
Active Customers(1)	1,709.9	1,890.1	10.5%	1,882.1	0.4%
Net Additions ('000)	6.9	30.2	335.4%	82.7	-63.5%
Data as % Service Revenues	9.9%	13.4%	3.5pp	13.4%	-0.1pp
Total #SMS/month/user	26.1	49.2	88.5%	48.8	0.8%
MOU (2) (min.)	108.7	113.7	4.6%	120.9	-6.0%
ARPU (euros)	22.2	19.3	-12.9%	20.6	-6.3%
ARPM(3) (euros)	0.20	0.17	-15.8%	0.17	0.8%
CCPU (4) (euros)	16.2	14.4	-11.2%	16.4	-12.2%
SAC&SRC(5) ('000 000 euros)	15.1	12.9	-15.1%	19.6	-34.4%
Employees (6)	1,058	1,067	0.9%	985	8.3%
(1) Active Customers with Revenues generated on last 90 days; (2) Minutes of Use per Customer (Home is included since 4Q05); (3) Average Revenue per Minute; (4) Cash Cost per Customer = Total Operational Costs per Customer less Equipment Sales; (5) Total Acquisition & Retention Costs; (6) Includes Shared Services Division.

Growth Initiatives
During 1Q06, new services were launched, such as new Chat plans with promotional campaigns focused on SMS data usage, and the commercial partnership with Microsoft was extended, with Optimus being the first operator in Europe to offer Push-Email in PDA windows mobile handsets.

Customer Base
Optimus’ customer base increased significantly by 11.6% to 2.38 million, at the end of 1Q06, compared to 2.14 million at the end of 1Q05, with Net Additions of 30.2 thousand. Active customers at the end of 1Q06 totalled 1.89 million, which compares to 1.71 million in 1Q05, an increase of 180 thousand over 1Q05.

For 1Q06, Optimus Customers generated an ARPU of 19.3 euros, down from an ARPU of 22.2 euros in 1Q05, a decrease of 12.9% mainly explained by the impact of the phased reductions in MTRs and price cuts in Roaming In.

New products such as Home, Kanguru and Rede4 were the main drivers of Customer growth at Optimus, with Home reaching 100 thousand clients by the end of 1Q06, Kanguru performing ahead of expectations and Rede4 performing in line with expectations.

Data Usage
Data Revenues represented 13.4% of Service Revenues in 1Q06, an improvement of 3.5pp over 1Q05, as the result of Optimus’ focus on GPRS and 3G data services and handset offering. Total monthly SMS’s per user increased by 88.5%, accounting for 61% of total Data Revenues in 1Q06, compared to 74% in 1Q05. By the end of 1Q06, approximately 9% of Optimus’ customer base was 3G enabled.

Traffic
In 1Q06, total traffic1  was 15.8% higher than that recorded in 1Q05, with the Minutes of Use per customer increasing 4.6% to 113.7 minutes, compared to 108.7 minutes in 1Q05, mainly driven by the performance of the new products and services launched. Optimus’ Operator Revenues continued to be negatively affected by the continued reduction in fixed to mobile traffic, which decreased by 10% compared to 1Q05 incoming fixed traffic and 5.6% compared to 4Q05.

1 Total Traffic = total incoming traffic plus total outgoing traffic plus total Roaming out

SONAECOM FIRST QUARTER RESULTS 2006/JANUARY - MARCH (unaudited)

Mobile Network
During 1Q06, both Optimus and Sonaecom Fixed technical teams were fully integrated namely 220 employees from Optimus and 110 employees from Sonaecom Fixed, consistent with the Group’s strategy of telecoms integration of management, resources, network and systems. Underlying this strategy has been Sonaecom’s aim to create operating efficiencies and cost synergies, as well as to stimulate joint product development and catalyse cross-marketing opportunities between both businesses.

At the beginning of 1Q06, Optimus completed a RFP process to improve prices and conditions of the supply of 3G and 3.5G network elements. As a result of this process, Huawei joined Ericsson and Motorola as the main backbone and access network providers for Optimus. This process is expected to generate CAPEX savings of up to 100 million euros in the next 2 years.

To support its ambitions of a leading position in the Mobile Broadband segment, Optimus continued to invest in the roll-out of its UMTS Network, expecting to obtain up to 80% of population coverage by the end of 2006, and of its HSDPA network, already covering more than 40% of the population.

SONAECOM FIRST QUARTER RESULTS 2006/JANUARY - MARCH (unaudited)

4.2.	Financial Data

				Million euros
OPTIMUS CONSOLIDATED INCOME STATEMENT	1Q05	1Q06	y.o.y	4Q05	q.o.q
Turnover	146.8	141.2	-3.8%	161.4	-12.5%
Service Revenues	138.6	133.7	-3.5%	138.6	-3.6%
Customer Revenues	92.8	97.2	4.8%	99.7	-2.5%
Operator Revenues	45.8	36.4	-20.4%	38.9	-6.3%
Equipment Sales	8.2	7.6	-7.9%	22.8	-66.8%
Other Revenues	6.0	8.9	49.4%	6.4	39.8%
Operating Costs	107.8	103.8	-3.6%	129.3	-19.7%
COGS	12.3	8.8	-28.8%	31.3	-72.0%
Interconnection	36.5	31.4	-13.9%	33.1	-5.2%
Leased Lines & Other Network Operating Costs	11.8	13.1	11.8%	12.8	2.6%
Personnel Costs	11.7	12.6	7.5%	10.4	20.6%
Marketing & Sales	14.4	14.6	1.7%	19.8	-26.1%
Outsourcing Services(2)	11.9	13.4	12.2%	13.1	2.3%
General & Administrative Expenses	6.6	7.2	8.7%	7.3	-2.1%
Other Operating Costs	2.5	2.7	7.3%	1.4	97.7%
Provisions and Impairment Losses	1.5	2.0	28.5%	2.0	-2.7%
Service Margin(1)	102.1	102.3	0.2%	105.5	-3.1%
Service Margin (%)	73.7%	76.5%	2.8pp	76.1%	0.4pp
EBITDA	43.5	44.4	2.0%	36.5	21.7%
EBITDA Margin (%)	29.6%	31.4%	1.8pp	22.6%	8.8pp
Depreciation & Amortization	27.4	28.2	2.9%	28.0	0.5%
EBIT	16.1	16.2	0.5%	8.4	92.2%
Net Financial Results	-3.5	-3.1	10.7%	-2.9	-6.3%
Financial Income	0.3	0.6	124.6%	0.6	3.5%
Financial Expenses	3.8	3.8	-0.7%	3.5	5.8%
EBT	12.6	13.0	3.5%	5.5	138.4%
Taxes	1.1	-2.8	-	-1.6	-77.1%
Net Results	11.5	15.8	38.3%	7.1	124.6%

CAPEX	16.7	26.3	57.1%	38.4	-31.6%
CAPEX as % of Turnover	11.4%	18.6%	7.2pp	23.8%	-5.2pp
EBITDA - CAPEX	26.8	18.1	-32.4%	-2.0	-
FCF (3)	9.5	2.2	-76.7%	29.4	-92.5%
Net Debt	285.0	220.8	-22.5%	221.8	-0.5%
Net Debt/EBITDA last 12 months	1.5x	1.3x	-0.2x	1.3x	0x
(1) Service Margin = Service Revenues minus Interconnection Costs; (2) Outsourcing Services = Customer Services, Consultants and Subcontracts; (3) FCF Levered after Financial Expenses but before Capital Flows and Raising Finance related up-front Costs.

Turnover
Customer Revenues increased by 4.8% to 97.2 million euros, compared to 92.8 million euros in 1Q05, mainly driven by the performance of the new products launched last year (Home, Kanguru and Rede4). Service Revenues decreased by 3.5% to 133.7 million euros, as a result of the reduction in Operator Revenues of 20.4% to 36.4 million euros in 1Q06 compared to 1Q05, due to: (i) lower MTRs that were reduced further as of 1 January 2006, explaining a reduction of 10.5 million euros in Operator Revenues; and (ii) decrease in Roaming In Revenues by 1.1 million euros, mainly due to price reductions.

EBITDA
EBITDA in 1Q06 reached 44.4 million euros, an increase of 2% over 1Q05, primarily as a result of higher Customer Revenues and a 3.6% reduction in total OPEX and despite the decrease in MTRs that led to a reduction of 3.2 million euros in EBITDA compared to 1Q05, COGS were 29% lower in 1Q06 due to expected one-off discount benefits from Equipment Suppliers. Nevertheless, total OPEX excluding COGS decreased 0.4 million euros in 1Q06 compared to 1Q05, reflecting Optimus’ commitment to managing costs and operating efficiencies. As regards other costs, Interconnection costs were down by 14%, due to the benefits of the MTRs cuts and notwithstanding the increase of mobile traffic in the quarter; Leased Lines and Network Costs were up by 11.8%, due to the deployment of the 3G and HSDPA network, and resulting higher circuits, energy and rental costs; and Support Services increased by 12.2%, reflecting services provided to Sonaecom Fixed by the Shared Services division, with corresponding revenues included in Other Revenues.

SONAECOM FIRST QUARTER RESULTS 2006/JANUARY - MARCH (unaudited)

Marketing & Sales including Handset Subsidization costs reached 15.8 million euros in 1Q06, 2.7 million euros less than in 1Q05. Excluding the one-off discount benefits mentioned above, these costs would have been 4.3% higher than in 1Q05, on the back of the higher Subsidization costs, advertising of convergent products and 3G promotions.

5.	Sonaecom Fixed

5.1.	Operational Data

SONAECOM FIXED OPERATIONAL KPI's	1Q05	1Q06	y.o.y	4Q05	q.o.q
Total Services (EOP)	268,840	309,263	15.0%	271,463	13.9%
Direct	11,343	153,790	1255.8%	93,861	63.8%
ULL	9,512	151,661	1494.4%	91,867	65.1%
Other	1,831	2,129	16.3%	1,994	6.8%
Indirect	257,497	155,473	-39.6%	177,602	-12.5%
Voice	153,285	76,277	-50.2%	87,218	-12.5%
Internet Broadband	14,208	14,103	-0.7%	14,865	-5.1%
Internet Narrowband	90,004	65,093	-27.7%	75,519	-13.8%
Total Accesses(1)	n.a.	199,870	n.a.	140,660	42.1%
PSTN/ISDN	n.a.	106,719	n.a.	75,191	41.9%
ULL ADSL	n.a.	79,048	n.a.	50,604	56.2%
Wholesale ADSL	n.a.	14,103	n.a.	14,865	-5.1%
Unbundled Central Offices with transmission	79	138	74.7%	138	0.0%
Unbundled Central Offices with ADSL2+	34	130	282.4%	130	0.0%
Direct access as % Customer Revenues	27.3%	56.9%	29.6pp	46.1%	10.9pp
Total Voice Traffic ('000 Min.)	274,799	371,030	35.0%	352,791	5.2%
Total Internet Traffic
Narrowband ('000 Min.)	139,559	78,908	-43.5%	92,938	-15.1%
Broadband ('000 Gigabytes)	294	2,044	-595.6%	1,261	62.1%
Employees	281	170	-39.5%	281	-39.5%
(1) Reporting criteria according to Anacom standard: ISDN services equivalent to 2 or 30 accesses depending on whether they are basic rate (BRI) or primary rate (PRI); Accesses do not include indirect voice or narrowband services and data and wholesale services.

Sonaecom Fixed investment in ADSL2+ broadband services over ULL, begun to show tangible results in 4Q05, stimulated by a good product mix, improved pricing and improved processes and systems.

Growth initiatives
Sonaecom Fixed continued with the pilot test of its Triple Play bundled offer, developing the commercial and communication strategy before its mass market launch due during 2H06. All the essential content negotiations, including most of PT controlled content, have now been successfully completed, guaranteeing the broadcast channels to the initial offer.

Customer Base
At the end of 1Q06, Sonaecom Fixed Total services amounted to 310 thousand, an increase of 15.2% compared to 1Q05 and 14.1% over the previous quarter. The acquisition of direct access services more than compensated the decline in indirect access customers, with total Direct Services representing close to 50% of Sonaecom Fixed Customer base in 1Q06, compared to 4.2% in 1Q05, and to 34.6% in 4Q05. Direct Access Activations have been improving substantially since September 2005, with an average monthly activation rate exceeding 20 thousand services in 1Q06.

SONAECOM FIRST QUARTER RESULTS 2006/JANUARY - MARCH (unaudited)

Traffic
Sonaecom Fixed voice traffic increased by 35% in 1Q06 to 371 million minutes compared to 274.8 million minutes in 1Q05, as a result of the growth of the Wholesale traffic by 62.1%, and the increase of Direct Voice traffic by 168%, more than compensating the decrease of the indirect voice traffic of 43%.

5.2.	Financial Data

				Million euros
SONAECOM FIXED OPERATIONAL KPI's	1Q05	1Q06	y.o.y	4Q05	q.o.q
Turnover	36.6	44.5	21.5%	41.4	7.6%
Service Revenues	36.6	44.5	21.6%	41.3	7.6%
Customer Revenues	19.3	22.0	13.5%	19.7	11.6%
Direct Access Revenues	5.3	12.5	136.5%	9.1	38.0%
Indirect Access Revenues	13.7	9.2	-32.9%	10.1	-9.4%
Other	0.4	0.3	-27.6%	0.5	-42.7%
Operator Revenues	17.2	22.5	30.6%	21.7	3.9%
Equipment Sales	0.0	0.0	-11.4%	0.0	-1.25
Other Revenues	0.71	1.4	101.3%	1.1	34.6%
Operating Costs	38.5	50.6	31.5%	48.7	4.0%
COGS	0.0	0.0	-22.1%	0.0	-55.3%
Interconnection	17.4	25.8	48.3%	23.8	8.4%
Leased Lines & Other Network Operating Costs	7.0	7.8	11.5%	5.6	39.0%
Personnel Costs	3.6	2.7	-24.4%	3.1	-12.7%
Marketing & Sales	3.0	4.5	-49.1%	6.7	-33.3%
Outsourcing Services (2)	5.1	7.6	50.9%	6.7	14.0%
General & Administrative Expenses	2.3	2.1	-5.3%	2.6	-16.2%
Other Operating Costs	0.2	0.1	-63.9%	0.2	-62.3%
Provisions and Impairment Losses	0.1	-0.2	-	0.1	-
Service Margin (1)	19.2	18.7	-2.6%	17.6	6.5%
Service Margin (%)	52.6	42.1%	-10.4pp	42.5%	-0.4pp
EBITDA	-1.3	-4.5	-253.4%	-6.3	28.9%
EBITDA Margin (%)	-3.5%	-10.1%	-6.6pp	-15.3%	5.2pp
Depreciation & Amortization	3.6	3.8	5.9%	4.4	-14.2%
EBIT	-49	-8.3	-70.7%	-10.8	22.9%
Net Financial Results	-0.4	-0.5	-24.8%	-0.6	9.8%
Financial Income	0.1	0.0	-75.6%	0.1	-56.6%
Financial Expenses	0.5	0.5	3.2%	0.6	-14.5%
EBT	-5.3	-8.8	-67.1%	-11.4	22.2%
Taxes	-1.0	0.0	-	2.1	-99.4%
Net Results	-4.3	-8.8	-104.8%	-13.5	34.3%

CAPEX	4.5	8.7	93.5%	7.7	12.4%
CAPEX as % of Turnover	12.2%	19.5%	7.2pp	18.6%	0.8pp
EBITDA - CAPEX	-5.8	-13.2	-128.9%	-14.0	6.2%
FCF (3)	-8.8	-18.7	-113.5%	-9.6	-94.8%
Net Debt	43.0	69.5	61.6%	50.7	36.9%
Net Debt/EBITDA last 12 months	18.3x	-3.9x	-22.1x	-3.5x	-0.4%
(1) Service Margin = Service Revenues minus Interconnection Costs; (2) Outsourcing Services = Customer Services, Consultants and Subcontracts; (3) FCF Levered after Financial Expenses but before Capital Flows and Raising Finance related up-front Costs.

Turnover
Turnover in 1Q06 totalled 44.5 million euros, an increase of 21.5% over 1Q05, driven mainly by the significant increase in Direct Access Revenues up 136.5% and Wholesale Revenues up 30.6%, which represented 28.1% and 50.6% of Service Revenues, compared to 14.5% and 47% in 1Q05, respectively. The increased proportion of Direct Access Revenues within total Turnover reflects the shift in strategy initiated at end of 2004 and maintained as an underlying strategy during 2005.

SONAECOM FIRST QUARTER RESULTS 2006/JANUARY - MARCH (unaudited)

EBITDA
Notwithstanding the improvement in top-line performance, Sonaecom Fixed generated an EBITDA loss of 4.5 million euros, compared to a negative 1.3 million euros in 1Q05, due to the costs incurred associated with the aggressive push into Direct Access Broadband services: (i) Increased Marketing & Sales costs by 49.1% to 4.5 million euros compared to 3 million euros in 1Q05, as a result of the higher commissions and as a result of the significant level of customer acquisitions; (ii) increased Outsourcing Services by 50.9% compared to 1Q05, driven primarily by higher customer activation support services; (iii) higher Network costs due to the number of Central Offices unbundled; (iv) higher Interconnection costs that increased by 48% due to higher ULL related Set-Up costs and Monthly Fees, reflecting the larger direct Access Customer base and the increased Voice Traffic in 1Q06 compared to 1Q05; and (v) margin loss of churned indirect voice and dialup Internet users.

6.	Público

6.1.	Operational Data

PÚBLICO OPERATIONAL KPI's	1Q05	1Q06	y.o.y	4Q05	q.o.q
Average Paid Circulation (1)	48,140	44,256	-8.1%	47,156	-6.1%
Market Share of Advertising (%)	14.5%	15.7%	1.2pp	14.6%	1.1pp
Audience (2) (%)	5.0%	4.3%	-0.7pp	5.1%	-0.8pp
Employees	362	354	-2.2%	358	-1.1%
(1) Estimated value updated in the following quarter; (2) Audience: total number of Público's readers over total daily newspaper readers.

Público’s average paid circulation decreased by 8.1%, from an average level of 48,140 units in 1Q05 to 44,256 units in 1Q06, continuing to suffer from the competitive pressures of tabloid newspapers and free newspapers, as well as the reduction of the size of the press market, a reduction of 300 thousand readers compared to 1Q05. Nevertheless, Público’s advertising market share was not impacted by circulation performance, reaching 15.7% in 1Q06, an additional 1.2pp when compared to 1Q05.

SONAECOM FIRST QUARTER RESULTS 2006/JANUARY - MARCH (unaudited)

6.2.	Financial Data

				Million euros
PÚBLICO CONSOLIDATED INCOME STATEMENT	1Q05	1Q06	y.o.y	4Q05	q.o.q
Turnover	9.98	8.72	-12.5%	10.86	-19.7%
Advertising Sales	3.89	3.43	-11.6%	5.03	-31.8%
Newspaper Sales	3.07	2.95	-4.1%	3.24	-9.1%
Associated Product Sales	3.02	2.35	-22.3%	2.59	-9.5%
Other Revenues	0.15	0.13	-10.5%	0.23	-43.0%
Operating Costs	10.48	10.72	2.3%	10.86	-1.2%
COGS	2.64	2.86	8.1%	2.94	-2.9%
Personnel Costs	3.55	3.74	5.1%	3.43	8.9%
Marketing & Sales	0.73	0.50	-31.1%	0.44	14.6%
Outsourcing Services (1)	2.51	2.79	11.2%	2.97	-6.0%
General & Administrative Expenses	1.02	0.88	-13.7%	1.02	-13.8%
Other Operating Costs	0.03	-0.04	-	0.06	-
Provisions and Impairment Losses	0.07	0.05	-33.1%	0.06	-13.1%
EBITDA	-0.43	-1.92	-343.2%	0.17	-
EBITDA Margin (%)	-4.3%	-22.0%	-17.7%	1.6%	-23.6pp
Depreciation & Amortization	0.35	0.22	-36.0%	0.26	-13.9%
EBIT	-0.78	-2.14	-174.3%	-0.08	-2451.4%
Net Financial Results	-0.05	-0.05	-8.5%	-0.06	16.7%
Financial Income	0.00	0.00	-53.3%	0.00	-51.9%
Financial Expenses	0.05	0.05	5.8%	0.06	-17.8%
EBT	-0.83	-2.19	-165.2%	-0.14	-1433.1%
Taxes	-0.37	0.01	-	0.00	35.1%
Net Results	-0.46	-2.20	-380.3%	-0.15	-1395.0%

CAPEX	0.08	0.09	12.5%	0.20	-52.7%
CAPEX as % of Turnover	0.8%	1.1%	0.2pp	1.8%	-0.8pp
EBITDA - CAPEX	-0.52	-2.01	-289.7%	-0.02	-8292.7%
FCF (2)	-2.45	-2.17	11.4%	0.33	-
Net Debt	5.76	5.69	-1.1%	3.52	61.7%
Net Debt / EBITDA last 12 months	0.8x	-1.8x	-2.5x	-2.1x	0.3x
(1) Outsourcing Services = Customer Services, Consultants and Subcontracts; (2) FCF Levered after Financial Expenses but before Capital Flows and Raising Finance related up-front Costs.

During 1Q06, Turnover decreased by 12.5% to 8.72 million euros, compared to 9.98 million euros in 1Q05, mainly driven by the decrease in Associated Product Sales by 22.3%, explained by market competition and saturation, and by a decrease in Advertising Sales of 11.6%, given the retraction of the market Investment in press, reflection of the difficult economic outlook for Portugal. EBITDA deteriorated to a negative 1.92 million euros, from a negative 0.43 million euros in 1Q05, mainly explained by: (i) Lower Turnover Performance; and (ii) increased COGS related with the higher number of magazines and supplements on offer; and (iii) lower margins for Associated Products, driven by the decrease of Associated Product Sales.

A strategy has been established to improve Público’s performance focused on: (i) redesigning the newspaper with the inclusion of more colours, seeking new distribution and sales channels, and improving POS quality control; and (ii) continuing to stimulate the commercial activity for advertising including the strengthening of relationships with top brands and establishing partnerships.

SONAECOM FIRST QUARTER RESULTS 2006/JANUARY - MARCH (unaudited)

7.	Software and Systems Integration

7.1.	Operational Data

SSI OPERATIONAL KPI's	1Q05	1Q06	y.o.y	4Q05	q.o.q
IT Service Revenues / Employee (1) ('000 euros)	26,7	24,1	-10,0%	24,1	-0,1%
Equipment Sales as % Turnover	16,7%	26,9%	10,2pp	22,2%	4,7pp
Equipment Sales / Employee (2) ('000 euros)	337,4	184,1	-45,4%	426,6	-56,8%
EBITDA / Employee ('000 euros)	5,0	3,0	-40,9%	3,1	-5,3%
Employees	592	645	9,0%	637	1,3%
(1) Excluding employees dedicated to Equipment Sales; (2) Bizdirect

SSI headcount increased by 9% to 645 in 1Q06, compared to 592 in 1Q05, driven by the growth of projects at Wedo and the resulting need to increase the number of internal consultants. IT Service Revenues per employee totalled 24.1 thousand euros in 1Q06, similar to the previous quarter.

7.2.	Financial Data

				Million euros
SSI CONSOLIDATED INCOME STATEMENT	1Q05	1Q06	y.o.y	4Q05	q.o.q
Turnover	20.03	22.10	10.4%	21.40	3.3%
Service Revenues	16.68	16.16	-3.1%	16.66	-3.0%
Equipment Sales	3.35	5.95	77.6%	4.74	25.4%
Other Revenues	0.35	0.53	49.9%	0.98	-46.2%
Operating Costs	17.39	20.68	18.9%	20.24	2.2%
COGS	3.20	5.71	78.7%	4.37	30.8%
Personnel Costs	7.72	7.90	2.3%	8.09	-2.4%
Marketing & Sales	0.24	0.21	-11.3%	0.18	20.5%
Outsourcing Services (1)	3.77	4.04	7.1%	4.48	-9.9%
General & Administrative Expenses	2.35	2.75	16.9%	2.82	-2.5%
Other Operating Costs	0.12	0.07	-43.3%	0.31	-78.1%
Provisions and Impairment Losses	0.02	0.04	112.4%	0.14	-72.0%
EBITDA	2.97	1.91	-35.6%	1.99	-4.1%
EBITDA Margin (%)	14.8%	8.6%	-6.2pp	9.3%	-0.7pp
Depreciation & Amortization	0.57	0.42	-27.4%	1.58	-73.6%
EBIT	2.39	1.49	-37.5%	0.41	264.3%
Net Financial Results	0.10	0.16	57.8%	0.00	-
Financial Income	0.23	0.27	14.5%	0.08	218.9%
Financial Expenses	0.13	0.10	-20.3%	0.09	21.4%
EBT	2.50	1.66	-33.6%	0.41	305.4%
Taxes	0.64	0.58	-9.2%	0.28	110.9%
Net Results	1.86	1.08	-42.0%	0.13	704.6%

CAPEX	0.16	0.22	42.7%	0.16	44.9%
CAPEX as % of Turnover	0.8%	1.0%	0.2pp	0.7%	0.3pp
EBITDA - CAPEX	2.81	1.69	-40.0%	1.84	-8.2%
FCF (2)	-1.78	-1.07	39.7%	4.03	-
Net Debt	-2.84	-13.69	-382.8%	-14.12	3.0%
Net Debt / EBITDA last 12 months	-0.3 x	-1.6 x	-1.4x	-1.5 x	-0.1x
(1) Outsourcing Services = Customer Services, Consultants and Subcontracts; (2) FCF Levered after Financial Expenses but before Capital Flows and Raising Finance related up-front Costs.

SSI Turnover increased 10.4% in 1Q06 to 22.1 million euros when compared to 1Q05, mainly due to higher IT equipment sales, which increased by 77.6% to 6 million euros. In 1Q06, Equipment Sales represented 26.9% of Turnover compared to 16.7% in 1Q05. SSI Service Revenues decreased by 3.1%, mainly driven by the 11% decrease in Turnover at Enabler Group when compared to 1Q05.

SONAECOM FIRST QUARTER RESULTS 2006/JANUARY - MARCH (unaudited)

SSI EBITDA decreased by 35.6% to 1.91 million euros in 1Q06, from 2.97 million euros in 1Q05, mainly explained by the higher volume in Equipment Sales that generate lower margins. Despite Enabler’s weaker project base in 1Q06 (compared to those in the 1Q05, their best quarter ever), it has acquired new customers during the quarter, namely with Tesco UK, Tesco Ireland, Tesco Check Republic, Gallery Lafayette and Dubai duty Free, which will impact 2Q06 results. Wedo had a good performance, with a Turnover increasing by 10% and EBITDA growing by 18% compared to 1Q05.

8.	Other Issues

8.1.	Regulatory Developments

▪
On 1 January 2006, a further reduction in MTRs became effective for all the Portuguese mobile operators, in accordance with ANACOM’s decision in February 2005. For Optimus, Fixed to Mobile termination rates decreased by 6.6% to 0.17 euros per minute, down from 0.182 euros per minute, and Mobile to Mobile and International Mobile termination rates decreased by 3.8% to 0.125 euros per minute, down from 0.13 euros per minute.

▪	On 5 April 2006 a reduction of the Spectrum fees charged during 2006 was announced, from 2.64 euros per mobile card in 2005, to 2.38 euros per mobile SIM card.

▪
The EU Commission has announced the outline of a complex proposal for reducing EU mobile roaming charges, looking to address both retail and wholesale roaming charges. However, there are still a number of open questions regarding conditions and prices, and reductions are not expected to be implemented before 2H07.

8.2.	Corporate Development

We reiterate our stated position regarding our Public Tender Offer for Portugal Telecom and continue to believe that our offer of 9.5 euros per share plus a dividend of 0.385 euros per share reflects a full and fair value for PT shareholders. Based on this dividend and taking into consideration the newly released information on PT’s 2005 accounts, our offer implies an adjusted EV/EBITDA (2005) of 7.5x, a significant premium to the comparable incumbent transactions of TDC (6.8x) and Cesky (6.4x)2 .

Our offer is based on an estimated 2 billion euros of mobile synergies that we believe we can extract from the proposed combination of TMN and Optimus’ operations that is expected to generate OPEX and CAPEX savings. In addition, we believe our offer to be well balanced, as it addresses the objectives of all major constituents: (i) PT shareholders, by proposing a full and fair all cash offer; (ii) Competition Authority and consumers, by offering a way to transform overnight the competitive landscape of the wireline and content markets, where PT currently has market shares of between 80% to 90%; (iii) the Portuguese state, by offering to act as a strong Portuguese controlling shareholder in a strategic national asset, providing alternatives for the existing ‘golden share’; and (iv) Employees, by offering long term employment opportunities and career development through clear leadership and a focused growth strategy.

Our stated strategy for the enlarged Sonaecom/PT is clear and is based on five main strategic pillars: (i) strengthening PT’s competitiveness within a more competitive Portuguese telecoms market; (ii) reorienting PT’s international strategy into a more cohesive portfolio of controlled investments; (iii) implementing a clear commercial, technological and international partnership strategy; (iv) establishing a strong and stable shareholder leadership; and (v) adopting best practices in corporate governance.

2 Sonaecom's Offer implied enterprise value to EBITDA 2005 multiple is calculated by multiplying PT's number of shares adjusted for PT's buyback program, by Sonaecom's offer price and including the Nov-05 announced €0.385 dividend.  This value is additionally adjusted for PT's Dec-05 net debt, Dec-05 unfunded pension liabilities (post-tax), minority interests of PTM and Vivo, and unconsolidated affiliates.  PT's EBITDA 2005 is calculated based on its 2005 results and adjusted for post-retirement benefits.

SONAECOM FIRST QUARTER RESULTS 2006/JANUARY - MARCH (unaudited)

9.	Looking Forward

During the next three quarters, we will continue to build on our established growth strategy for our telecoms businesses: at Optimus, we intend to build on the new services launched last year and in particular promote enhanced 3G services (HSDPA); at Sonaecom Fixed, we will continue to grow the Direct Access broadband business, both in terms of our current double play offering and, with the launch of our IPTV service, that will enable us to offer triple play services. At SSI, we will continue to promote and explore international growth opportunities, while at Público efforts will continue to turn-around the current performance and to achieve an acceptable level of profitability.

 The growth expected from our telecoms businesses and from SSI will help to mitigate the negative impacts on our 2006 results that will continue to be affected by: the progressive cuts in MTR’s; higher Network Costs; higher Customer Acquisition Costs at Sonaecom Fixed; the costs associated with the launch of our triple play service; and by the poor economic climate that we expect to continue to restrict consumer confidence and spending.

10.	Additional Information

Consolidated Nominal Net Debt before application of IAS 39

				Million euros
CONSOLIDATED NOMINAL DEBT	1Q05	1Q06	y.o.y	4Q05	q.o.q
Gross Debt	326.9	475.1	45.3%	474.7	0.1%
Liquidity	33.8	190.2	463.1%	209.4	-9.2%
Net Debt	293.1	284.9	-2.8%	265.3	7.4%
Net Debt / EBITDA last 12 months	1.5 x	1.9 x	0.4x	1.7 x	0.2x
Debt / (Debt + Shareholders' Funds)	42.6%	40.7%	-1.9pp	40.0%	-0.2pp

Optimus Nominal Net Debt before application of IAS 39

				Million euros
OPTIMUS NOMINAL DEBT	1Q05	1Q06	y.o.y	4Q05	q.o.q
Gross Debt	325.2	324.9	-0.1%	324.7	0.1%
Liquidity	21.9	90.1	311.2%	87.8	2.7%
Net Debt	303.3	234.7	-22.6%	236.9	-0.9%
Net Debt / EBITDA last 12 months	1.6 x	1.4 x	-0.2x	1.4 x	0x
Debt / (Debt + Shareholders' Funds)	49.3%	45.8%	-3.5pp	46.8%	-1pp

Reconciliation of Consolidated Net Debt

			Million euros
CONSOLIDATED NET DEBT	Bank Debt	Intra-Group	Liquidity	Net Debt
Stand Alone Debt	457,4	212,3	277,4	392,3
Optimus	310,9	-	90,1	220,8
Sonaecom Fixed	-	71,4	1,9	69,5
Público	-	6,0	0,3	5,7
SSI	0,2	-	13,9	-13,7
Sonaecom SGPS (1)	146,3	81,2	169,6	57,9
Others	-	53,7	1,5	52,2
Intragroups	0,0	-212,3	-87,2	-125,1
Optimus	-	-	-74,3	74,3
Sonaecom Fixed	-	-71,4	-	-71,4
Público	-	-6,0	-	-6,0
SSI	-	-	-6,4	6,4
Sonaecom SGPS (1)	-	-81,2	-6,0	-75,2
Others	-	-53,7	-0,6	-53,1
Total	457,4	0,0	190,2	267,3
(1) Sonaecom Holding Company intra-group relates to Treasury Applications from Operating Companies (Operating Companies' Cash intra group)

DISCLAIMER

This document may contain forward-looking information and statements, based on management’s current expectations or beliefs. Forward-looking statements are statements that are not historical facts.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including, but not limited to, changes in regulation, the telecommunications industry and economic conditions; and the effects of competition. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

Although these statements reflect our current expectations, which we believe are reasonable, investors and analysts are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond our control, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. You are cautioned not to put undue reliance on any forward-looking information or statements. We do not undertake any obligation to update any forward-looking information or statements.

This document does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the proposed offer (the “Offer”) for the shares of Portugal Telecom, SGPS, S.A. (“PT”), or otherwise. The Offer will be made solely by an offer document containing and setting out the terms and conditions of the Offer (the “Offer Document”) and the letter of transmittal and form of acceptance (the “Acceptance Forms”), which will contain details of how the Offer may be accepted. In the United States, Sonae, SGPS, S.A. (“Sonae”), and Sonaecom, SGPS, S.A. (“Sonaecom”), will be filing a Tender Offer Statement containing the Offer Document, the Acceptance Forms and other related documentation with the US Securities and Exchange Commission (the “SEC”) on Schedule TO (the “Tender Offer Statement”) and PT is expected to file a Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC after the Offer Document is made available to PT shareholders. Free copies of the Tender Offer Statement, the Solicitation/ Recommendation Statement and the other related documents to be filed by Sonae or Sonaecom and PT in connection with the Offer will be available from the date the Offer Document is made available to PT shareholders on the SEC’s website at http://www.sec.gov. The Offer Document and the Acceptance Forms will be made available by Sonaecom or its duly designated agent to all PT shareholders at no charge to them. PT shareholders are strongly advised to read the Offer Document and the Acceptance Forms, and any other relevant documents filed with the SEC, as well as amendments and supplements to those documents because they will contain important information. PT shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.

Unless otherwise determined by Sonae and/or Sonaecom and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Australia, Canada or Japan. Accordingly, unless otherwise determined by Sonae and/or Sonaecom and permitted by applicable law and regulation, neither copies of this document nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

Notwithstanding the foregoing, Sonae and/or Sonaecom retains the right to permit the Offer to be accepted and any sale of securities pursuant to the Offer to be completed if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with applicable law and regulation. The availability of the Offer to persons not resident in Portugal or the United States may be affected by the laws of the relevant jurisdiction.

Persons who are not resident in Portugal or the United States should inform themselves about and observe any applicable requirements.

The Offer will be made by Sonae and/or Sonaecom and (outside the United States) by Banco Santander de Negócios Portugal, S.A., on its or their behalf.

Report available in Sonaecom’s institutional website
www.sonae.com

Media and Investor Contacts

Isabel Borgas
Public Relations Manager
isabel.borgas@sonae.com
Tel: 351 93 100 20 20

Patrícia Mendes
Investor Relations Manager
patricia.mendes@sonae.com
Tel: 351 93 100 22 23

Sonaecom SGPS, SA
Rua Henrique Pousão, 432 - 7º piso
4460-841 Senhora da Hora
Portugal